 Exhibit 99.3

Press Conference

PRESS CONFERENCE

Q2 FY 2016 RESULTS

October 12, 2015

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

Ranganath D. Mavinakere

Chief Financial Officer (Designate)

Sandeep Dadlani

Executive Vice President, Head – Retail, CPG, Logistics, Automotive, Aerospace, Core and Industrial Manufacturing, Head of Americas

Ritika Suri

Head – Mergers, Acquisitions and Investments

PRESS

Kritika

CNBC TV18

Varun Sood

Mint

Balaji

Rahul

ET Now

Pravin

New Indian express

Venkatesh

Business Line

Dipu

Derek

Reuters

Moderator

Good Afternoon, Everyone. Thank you for joining us today. We will start today’s press conference with an address by Dr. Sikka on the company’s performance over the last quarter and then we will open up the floor for a Q&A.

Vishal Sikka

Welcome Everyone. We are very pleased with our results in our Q2 which was the quarter ending September 30. All aspects of the company did extraordinarily well and we saw 6.9% constant currency growth, we saw improvement of margin to 25.5%. This was the best revenue growth performance in the last 16 quarters and we are very happy about that, all aspects of the company did exceptionally well, all segments as well as all service lines. We are maintaining our guidance, we have not revised our guidance, and I want to say that very unequivocally, we are keeping our guidance to a 10-12% constant currency growth year-on-year which is what we have said since the beginning of the financial year. So it continues to be the same.

Beyond anything else the quarterly growth is a reflection on our execution along our strategy which is of complementing the operational excellence on key areas with execution along our Renew and New strategy. Along the Renew direction, we have seen tremendous adoption of Zero Distance. Earlier today we did a Zero Distance session with almost 20,000 people from our delivery organization and that has seen tremendous adoption. 5680 projects impacting more than 80% of our delivery organization that is more than close to 80,000 people are now innovating. So we create a culture of innovation. And then on the ‘Aikido’ we see continued great adoption, great momentum on our software and the platforms which is the ‘Ai’ of Aikido. On IIP, Information Platform, AI platform we have more than 160 engagements now, 38 went productive over the course of Q2. On IAP, the Automation platform, we have again close to 60 engagements, we saw a significant reduction in effort. Already this is still early and so this is a small piece of the improvement that we see from a material point of view, but it is beginning to become noticeable and something that is extremely important for us for the future. And on the Skava and Panaya we saw great adoption, actually Skava had better than expected revenue growth. Panaya, we saw 57 additional deals that came in. So both of these are contributing to the software and software plus people strategy as we talk about. And on Edge and Finacle now which has been merged together, we are excited about the ongoing growth in both of those product lines. So on the whole, a very good quarter, a good validation of our work, we have to work hard in the second half of the quarter to buck the traditional trend of bad revenue performance historically that has happened and we are committed to doing that.

And on the management side, Rajiv, our friend and partner, has decided to leave Infosys after 16-years here. It has been really fun to work with Rajiv and we will miss him, we will miss his brilliance. But as sad as I am to see Rajeev leave, I am very happy that Ranga is taking over as our new CFO starting tomorrow morning, and Ranga and I have worked very closely together over the course of the last 16-months. So we are very excited that Ranga is going to our new CFO.

And Krish Shankar is joining us next week as our new Global Head of HR. He brings tremendous experience in HR from leading companies like Unilever and Airtel. So we are very excited about that. With that we can take some questions.

Kritika

Vishal, a quick question on the overall outlook with respect to vertical. Kritika here from CNBC. Retail as you said is volatile, Pravin also indicated that Energy is something that will take some time to recover. What is the outlook and how are you planning to mitigate the risk? And in terms of the next two quarters specifically, how is Banking, Financial Services, Insurance and Manufacturing looking right now?

Vishal Sikka

Generally speaking as I work with clients and engage with clients across the world I see that the need for innovation, the need for next generation work is a permanent one, there is no shortage of that. There are some key changes happening that are near term like the ones that you mentioned in Retail, in Energy, in Telecom and Insurance and so forth. So we have to constantly be vigilant to that. Historically, Q3 always had some headwinds with the furloughs and holidays and things like that, that traditionally show up. Generally, the industry has a weak second half and our company has had a track record of doing that. So based on the visibility that we have right now we are maintaining our guidance. Obviously, we’ll work very hard to make sure that we buck the trend this time around. And may be Pravin can give a little bit of a color on the industry point of view.

Pravin Rao

From industry point of view when you look at Banking or BFSI we have had a good two quarters on the back of wins over the last few quarters; however, when you look at a sub-segment level we are seeing challenges in the Insurance sector. That is one. Also at least in Q3 we are also anticipating more than usual cost pressure from banking side. So we expect some amount of softness in the overall Financial Services. Then when we look at Retail, again, good growth in Q2, but Q3 is historically, holiday season is the best season for retailers and there is some amount of volatility associated with that seasonality because if there is good demand then there will be an uptick in spend, otherwise there could be aggressive discounting which may result in cut in some of the projects and so on. So typically Q3 is a little bit volatile quarter from Retail perspective.

When you look at Manufacturing we are seeing good traction in Hi-Tech, we are seeing good traction in Auto; however, on the other hand we are seeing softness in Aero segment and also in Industrial Manufacturing particularly with companies which are associated with Oil and Gas or Mining, we are seeing some softness. Also from Q3 perspective, Manufacturing is one where you see typically highest impact from a furlough perspective. Energy continues to be challenged and we are seeing a fresh wave of cost pressures in the Energy segment on the back of volatile oil prices. So that will probably continue for a few more quarters. Telecom also remains bit challenged both on the top line and bottom line and the telecom providers are looking at alternate ways to drive growth.

Life Sciences is looking good, Healthcare is looking good. So net-net I think by and large overall Q1 and Q2 has been a good half for us across segments and verticals, but getting into second half we see some softness in a couple of verticals and continued softness in a couple of other segments.

Kritika

Also, a question on the revenue per employee. You have a very ambitious target for 2020, but currently where are we standing at and what is the further upside that can we expect it, whoever can answer that?

Vishal Sikka

Our goal is to go from approximately between the $51,000-52,000 revenue per employee that we have had currently to get to $80,000 per employee by 2020. This can only happen on the basis of amplifying people with software, with bringing more innovation around that and then the integration of people and software together creating value, whether it is in fixed price projects or value based outcomes or new kinds of engagements. So that is how we will get to the $80,000 revenue per employee ambition that we have. But currently, on the traditional services there is an ongoing downward pricing pressure which we need to deal with and the way we are dealing with it is through the use of automation, of course, there are many other operational levers like the onsite/offshore mix that we have and the way that we deal with utilization and things of this nature. But really the fundamental way to improve this over the long term is to bring the power of automation into the projects. So as I mentioned earlier we have taken significant steps towards this now; we have a few hundred projects that are now going on where we consistently have demonstrated the augmentation of people with software and how that lowers the number of people per project, improves the margin for us as well as improves the attractiveness of the offering for the client and it improves our bandwidth to be able to do more of those projects. So that is how we will get to the improved revenue per employee by bringing more and more of this type of innovation in.

Varun Sood

Hi! Vishal, Varun Sood, Mint. Two questions; firstly, almost a year back you had said that we have been emphasizing a lot on automating a lot of tasks which we had done, use AI, the first benefits of these would start reflecting at least from the second half of this year that is fiscal 2015-’16. So, are we seeing any of those benefits and would it be fair to say that because of those benefits October-December this year would be a lot better than October-December of fiscal 2014? That is the first question. And the second question is, as you are automating a lot of stuff using AI, it is also leading to a lot of cannibalization of revenues, the work, the traditional model, where the billing was done on per employee is now fast being done where you are sacrificing a lot of revenues, but at the same time you are also using a lot of new initiatives like Design Thinking, opening new streams of revenues. The question is has that new stream of revenue started coming into Infosys, and if it is then, can you please put a number because it is almost now five quarters. What kind of incremental revenues have we started seeing because of the New and Renew strategy?

Vishal Sikka

Yes, we are seeing the beginning of the impact of automation. Let me repeat some of these numbers so we have some more precise information to base this on; so when we look at ‘Aikido’ the ‘Ai’ part of it that is the platform-related work that we do, that is the software work that we do. This is the basis of the ‘Ai’ work that you talked about, Varun. On Infosys Information Platform we have more than 160 engagements. Out of those as I mentioned 38 went into production and we are constantly innovating in this area and this is a new economics, we just launched a test trial system for IIP on the Amazon Web Services on the Amazon Cloud and so forth. So this is a new stream that has emerged. If you look at the Infosys Automation Platform, we have 66 engagements that we did in Q2 across 57 clients. So these 66 engagements again are an example of how we can bring automation to an existing traditional service. We had significant saving as a result of that, let me go about some of those numbers: 17 to 50% effort savings as a result of that and from this automation we released in the first half 364 people in BPO, 300 people from Infrastructure Management and 348 people from ADM and from IVS, that is the Verification Service.

We have a delivery organization of more than 100,000 people. But as you can see the numbers are starting to add up and as we go forward the numbers will become bigger and bigger. We have a goal to increase this number to 2,000 by the end of the financial year. So that is starting to have a big impact. Unlike the IIP example, this is where Automation is helping us on the traditional projects. And then on Panaya and Skava I mentioned 53 new clients on Panaya from Sandeep’s area and Sandeep is sitting right here, I want to share one example and this is one out of hundreds of example, this is a logistics company that Sandeep’s team did this project with. A $370,000 project for 18-months, the testing effort was reduced by 40% because of Panaya and out of that $100,000 is a Panaya license which is at more than 90% margin or so. So this is an example. Each of the 53 new clients on Panaya, the new clients that we have won is an example of a deal of this nature. So these are all starting to add up.

Now when you look at Q3 still this is whatever 105,000 employees in delivery and 8,500 projects which dominates our revenue and our financial performance. So the effect of traditional Q3 effects and so forth still continues to dominate the effect of these new initiatives. As important and as encouraging as these initiatives are, this is still very early in the journey. So we are making great progress and yet we are still influenced by the traditional influences that show up in our industry and so as a result of that this is. May be Pravin you can add something with your perspective. So I am very optimistic because of the results that we see and clear tangible benefits that we are starting to achieve, but we have to keep in mind that this is still quite early in this journey and for this to become the material part or the majority of the company is going to take a long time. And as you know when I talked about the $20 bn revenue aspiration for 2020 and 30% margin and $80,000 revenue per employee, the breakdown of that is we expect to get $1.5 bn in revenue through our inorganic work and $2 bn, 10% of the revenue coming from these completely new services like the Design Services and so forth or like the new IIP-based complex applications and things of this nature. So that is sort of how this will go. The rest of the automation and AI and all this will benefit the remaining $16.5 bn in revenue that we expect to get in the year 2020.

Pravin Rao

I think it is difficult to quantify, I mean, I can definitely say that there is a lot of impact that’s happening with all the things that we are doing but many of them translates into better wins, translates into higher wins and so on. For instance, if you look at the number of large deals we have won, the win rate have significantly improved and a big percentage of the large deals is in the Infrastructure side and there IIP plays a big role in terms of increasing our competitiveness. But if you ask me to quantify the impact of IIP on this and carve it out, it becomes a very difficult thing. Similarly when you look at Panaya and all, because of the significant productivity improvement it is bringing in, then our chances of qualifying, becoming very competitive and winning the deal increases exponentially. So at times it is difficult to carve out the impact and really categorize and say that because of these things this is the kind of impact we are seeing. So my sense is over a period of time when the adoption of some of these things increases, then it will definitely reflect both on the top line and bottom line and that trend you will see over a period of time. It is very difficult to probably compare on a quarter-on-quarter basis.

Varun Sood

Just one follow up here; so how soon can we see the first impact, say 12-months from now, 24-months from now on overall Infosys?

Vishal Sikka

That was in the past, the first impact has already happened a long time ago. If you can perhaps quantify what you mean by impact we can try to give you a better sense. But like I said 10% of the revenue in 2020 from new areas. $1.5 bn of revenue coming from new, from inorganic work that we do and the projects and the impact that I quantified earlier this is what, but you have to understand that at several hundred projects this is no longer something that is a fledgling thing, this is something that is a very active part of the organization but like Pravin said it is difficult to quantify exactly how much of this is going to do what.

Ranganath D. Mavinakere

Varun, just to add on, it is almost now 12-months into our strategy articulation and execution. If you look at some of the early indicators, we cannot say it is only because of New or only because of Renew, but if you look at the top 10 account growth, the growth has significantly improved last three quarters, likewise the number of deal wins has also improved over the last three quarters. Likewise, there are many other indicators, that are kind of leading indicators if you want to call it. But we do not want to kind of jump to conclusion at this stage but the execution of the strategy, if you look at the trajectory and the moment I think there are directional signals.

Varun Sud

By impact I just wanted to understand were you not dependent on the externalities, say Q3, Q4 it has traditionally been weak meaning you have automated or you have brought in new revenue stream so much that you will not be dependent so much on the external factors, that is what I wanted to understand.

Vishal Sikka

No Varun, our endeavor is to make sure that in Q3 and Q4, largely through the power of automation and these innovative areas as well as through the deal wins that we have had in the last few quarters which will slowly start to ramp up as we go forward and most importantly through the operational efficiency, that we buck this trend that we have historically had for many years but our visibility is what it is right now.

Varun Sud

So your Q3 this year will be better than last year?

Vishal Sikka

Our endeavor, our work, our wish is that it is much better but our visibility is that it will not be.

Balaji

Vishal, there are two things, again upward revision in guidance by two points in rupee terms and marginally lower by, is it again because of currency volatility and there is no any other impact of your performance because now you are getting into double-digit phase?

Rajiv Bansal

No, the reported guidance that you are seeing is only because of currency movement. If you look at this quarter there was very-very significant cross currency movement. We have lost about $20 mn of revenue just in translation, if you extrapolate that into three quarters it is roughly about $60 mn to $65 mn of revenue that we have lost only in translation and that is the reason the 7.2% has come down to 6.4% at the lower end and 9.2% has come down to 8.4% at the upper end. Other than that I think what you should look at in these times of volatile currency is the constant currency guidance and that has been maintained at 10% to 12%.

Vishal Sikka

In other words, 7.2% to 9.2% on June 30 is the same as 6.4% to 8.4% in September 30, is the same as 10% to 12% in constant currency and there is no change.

Balaji

But this is in terms of non-operational aspects are concerned but operationally you do not see that this year your guidance could be much better because now you are getting into double-digit and then you have repeat business, you have crossed 1,000 clients. There have been client addition also, incrementally also I do not see that except the currency impact, isn’t the revenues coming from your new acquisitions and new buildings?

Ranganath D. Mavinakere

So I think if you look at our constant currency guidance of 10% to 12%, it is certainly double the growth rate of last year. Certainly even if you look at the current constant currency guidance it is already higher because of some of the strategy execution elements happening, the growth that we saw in Q1 and Q2, so it is already higher than last year.

Balaji

About Bansal’s leaving there is no explanation given, because you have buried it inside as usual and then lot of accolades, outstanding contribution, so much imagination and all these things, but what is the reason actually, why this sudden development? It was such a great privilege and proud and whatever you said to have been associated with Infosys, you should be retiring and not quitting, two-three years I have seen.

Rajiv Bansal

You had last quarter scolded me for the press release that I had made, so I thought if I become a journalist after quitting then I might not get scolded, so now I am thinking to become a journalist.

Balaji

What’s the reason? How could Vishal, you can relieve him like this?

Vishal Sikka

Well, first of all nothing is buried anywhere because he is sitting right here. He has had a great run at 16 years at Infosys and he wants to do something else and we are sad to see him go, but we are also happy to see Ranga coming, so there is nothing more than that. After 12 years I was done at SAP and after 16 years he is done here. We live lives, if we are fortunate we get associated with companies that are bigger than us, that live longer than us, we have to look at the fact that we all have about 40 odd years of our work life and we do make choices, we do things in the course of that. So that is all it is Mr. Balaji, I wish there was anything more juicy or interesting to tell you but there isn’t.

Balaji

This is only for consumption, there must be something more than this.

Dipu

Dr. Sikka, just trying to understand $23 mn you have booked some client termination balance sheet, what is that, it is an IMS contract as told and secondly I was trying to understand what Pravin said about headwind, traditionally H2 has been weaker as compared to H1, weaker than the first half of the fiscal and at the beginning of the year some people have already raised this question, you had said that because of the strategy you have adopted ‘Renew and New’ that will perhaps, the benefits will kick in towards the second half of the year. And so the traditional weakness will somehow get mitigated in second half, but because you have retained your guidance which in dollar terms perhaps it is being seen as it has been revised downwards, so that means there will be no growth or negative growth in the next two quarters. So how different this headwind you are seeing now, is there kind of pricing pressure you are seeing, in terms of deal wins you are seeing any kind of traction or any particular segment you are seeing any certain weakness, can you just explain?

Vishal Sikka

Sure. I think on the $23 mn, maybe Sandeep can answer that. On the pricing and the second half we have already talked about this. We are aware that even if we are flat we would end up at higher end of the guidance of 10% to 12%, but as I said because of what we see right now in the second half traditionally has seasonal dips in the growth and so forth, so we are going to work very hard to make sure that we buck this trend. I have been saying that, we have been foreseeing that all year, so we are working very hard towards that, but based on what we see right now we are keeping our guidance. So Sandeep you want to add anything?

Sandeep Dadlani

Sure. So the $23 mn onetime impact is from a core Manufacturing client that we had a cloud and infrastructure deal with. For reasons completely internal to this client, the client went through a restructuring and therefore the contract where it stood did not make sense so they terminated the contract. These kind of contracts are complex and come with termination fees and so we recovered the termination fees. This clearly is onetime and does not continue into future quarters and it comes at the same margins as the original contract was signed, that is how this is one time.

Bhibu

Just one follow-up about Mr. Bansal’s exit, so can you say that there is still some churn happening in the top management because last quarter we saw one of your senior executive, Sanjay Jalona also quitting, now Rajiv is quitting, maybe to pursue opportunities outside and your attrition also continues to be high. So while there are churn at the top level, that kind of emits signal which people at the lower level that they get impacted. So are you seeing, this is perhaps going to be the last leg of churn in the top management and from here you will see kind of stability.

Vishal Sikka

I think the attrition has actually come down significantly, we were down to 14.1% in the last quarter, I think there is a tremendous sense of inspiration when you walk around in the campus and you talk to the employees, they feel engaged and inspired at an unprecedented level and so I actually feel that we have done a great job and maybe Pravin you can also talk about this that in terms of managing the attrition and so on. In terms of top management, we have had a very stable top management, the executive vice president other, than as you mentioned Sanjay and now Rajiv, the entire team is still intact and with us. In the course of our careers, in the course of the life of the company these things happen, this is natural, so there is not anything unusual, I certainly am not worried about this having a larger impact.

Pravin Rao

I agree. When you look at even something like Sanjay’s exit, I mean at times when senior people leave you definitely feel sad about it but at the same time and they are leaving for better opportunities and you have to be happy for them and it is not every day a CEO position opens up. So I do not see that as an issue and we have enough bench strength for us to be able to manage it, so I do not say that. And in terms of attrition, attrition actually has come down, it is about 14.1%, last quarter it was 14.2%, but if you compare attrition same period last year it was 22% or something, it has come down by over 8%. So in that sense attrition is pretty much under control, it is in the ballpark which we typically expect 13% to 15%, so we are lesser worried about attrition. And the kind of excitement we see because of many initiatives that are going on is very palpable, it is real to see the kind of excitement that we are seeing based on the ‘Zero Distance’ initiative, ‘Zero Bench’ initiative, ‘Aikido’, lot of things, many strategies coming live, people are actively participating in the strategy and we are making lot of changes to the SWAT initiatives and so on. So net-net I believe that attrition is no longer an issue, we are comfortable where it is, people have high energy, they are very confident about the backing of people and we are confident about the future as well.

Derek

Hi, this is Derek from Reuters. So what exactly was the reason for you to change your revenue guidance in USD terms, because of currency fluctuations or a stronger dollar could not have already been factored in by the company and also by analysts and investors and so on. And also another question is, your constant currency revenue has reached double-digits but when will it reach the NASSCOM’s forecast of about 14% to 20%, by when?

Vishal Sikka

So I have today now repeated this 11 times, for the 12th time, there is no change to the guidance, there is no reduction in the guidance, there is no revision in the guidance, there is no reduction in dollar terms. 10% to 12% constant currency has been our guidance since the beginning of the year, it continues to be the case. It was 7.2% to 9.2% on June 30th terms which is the same as 6.4% to 8.4% on September 30th terms which is what we have said, there is no reduction in guidance. And I am not familiar, perhaps Pravin you can say if 14% to 20% NASSCOM, this is news to me.

Pravin Rao

NASSCOM has said 13% to 15%, I have not seen anything 14% to 20%, I am not sure where you are getting the data from. And we have very clearly said that next year is when we are getting back to industry growth rate and that is something we said in the beginning of the year and that is what we maintain as well.

Balaji

No, NASSCOM has not at all considered Infosys in one of their contributor..

Pravin Rao

Balaji, there are lots of companies that make into NASSCOM thing. Last year also NASSCOM said industry grew by 13-15% or 13.5% odd. Infosys grew by only 5%. So last year NASSCOM said industry grew by 13%, we grew by 5%. So this year they are saying industry will grow between 13-15%. We are saying we will grow from 10-12%. So Infosys is part of the NASSCOM thing but there are a lot of other companies also which make up the NASSCOM thing.

Rahul

Rahul from ET Now. Pravin, my question is for you, want to get your take on the entire pricing game that we saw this quarter and if you could give us some insights on what reasons really helped you log gains and if this is really sustainable going ahead.

Pravin Rao

I don’t think we should read too much into the pricing. There are many elements that get into the pricing. One of the elements which contributed was higher number of working days in quarter 2. There are other factors as well and we have more than 8,000 projects and at times we have efficiencies and so on. So looking at the quarter 2 thing, it is not a secular trend so you shouldn’t expect the pricing to dramatically change. Many of these initiatives we are working on will over a period of time have a positive impact on the pricing realization. But it’s early days to declare victory and say because of our initiatives we are seeing pricing benefits. And the reality of the industry is a big part of the business is going through pricing challenges and that is the reality we have to accept it and that is where there is a lot of effort internally in terms of automation, tools, productivity improvement and so on so that you can counter the impact of all these pricing pressures.

Dipu

Now that the campus hiring season is on and I remember during one of your last analysts meet you had said about how to increase the stipend money being paid to the interns to attract better talents. To this effect just trying to understand, what is the kind of hiring outlook you have, the kind of talents now you hire from campuses, the kind of training they undergo under your new strategy, and the entry-level compensation, any plan to revise it? If you can just give some holistic idea about the hiring?

Pravin Rao

We are planning to recruit about 20,000 people in the campus this year. The salary remains at Rs. 3.25 lakhs which we have maintained for the last 2-3 years, the competition that Rs. 3.3 lakhs which you are talking from the competition is something they have actually caught up because earlier they were at Rs. 3 lakhs or so whereas we have always been paying Rs. 3.25 lakhs. From a strategy perspective in the last semester of the engineering we are taking interns. So we are not only increasing the number of interns but we are increasing the stipend as well to make it more attractive and increase the stickiness. So we have increased the stipend. We are increasing the stipend from Rs. 4000 per month to Rs. 10,000 per month and we believe that that model of getting people to work with us in the last semester and then later on eventually joining us will have a much better impact and in terms of their readiness to get into the corporate world and be familiar with our processes and so on.

In terms of training, the overall duration of training still remains same about 5 to 5.5 months but there have been significant improvement in the nature, the course curriculum, the methodology in which we train and teach and so on. With the result some of the initiatives that we have undertaken we have seen significant improvement in the pass rates during the training and administrators within the training. And so that is something we have made significant changes and we will continue to evolve but the duration will remain 5 to 5.5 months because we believe that that is fundamental, that is a core strength of ours and that’s at the huge competitive advantage. We will continue to invest in training.

Pravin

This is Pravin from New Indian express. I wanted to know, now that the startup ecosystem is so vibrant how is that impacting your hiring especially on your salaries?

Vishal Sikka

It’s a question that how are we attractive to startup companies or is it how startup companies hiring is impacting our hiring? It is not impacting our hiring at all.

Pravin

No in terms of salary offers that you need to make.

Vishal Sikka

Yes I understand, but I don’t see any impact from that.

Pravin Rao

See, typically when we recruit, some small percentage of people who probably we will never be able to attract because when you are looking at people joining some of the startups, Googles of the world there they are paying Rs. 15-16-17 lakhs kind of a thing. Or historically even before the startup world many of these people would prefer going onsite in different thing rather than working with companies like Infosys, so that is one part of it. The second thing is in order to make our thing competitive we have started a new thing called ‘Expert Track’ where we are offering significantly higher compensation comparable to what some of these new age companies offer and we are going to leading business schools and IIMs to recruit.

Vishal Sikka

I was just saying to Rajiv my assessment of your question. Startups are becoming interesting, therefore, we invest more in startups from our startup fund which Ritika manages, therefore, startups become successful, therefore we become successful, therefore our employees make more money. In other words startups becoming successful is actually good for our employees’ salaries.

Venkatesh

Vishal hi, Venkatesh here of Business Line. Just want to understand a few quarters back there was a lot of reliance on third party contractors and all these things. So what’s the status on that? Has that come down? Has it been reduced? If you could quantify something on that?

Pravin Rao

The sub-contractor spend has increased this quarter. To a large extent a big percentage of the sub-contractor spend is for recruiting people onsite and there is a dependency on the availability of visa. So as you are aware, the new set of visas become effective only from October 1st. So normally in the quarter 2 for us we typically run out of visa, we are operating at a very high visa utilization so we typically expect to see increased sub-con spend to manage the situation. But coming forward in quarter 3 and quarter 4 we will start seeing that coming down because we will have more people with visas available. And also from a strategy perspective at times it makes sense to use subcontractors because lot of times there is a need for specific skills or from a client perspective there is a need for agility in terms of staffing and at times it may be difficult to deploy people with time frames which clients look at. So from a strategy perspective we will continue to use that sub-con but we will operate in an efficient manner that over a period of time we are able to rotate them out and bring our own, deploy our own people. So this you will see some variations based on the seasonality but you will never be able to see zero spend on sub-con.

Moderator

We will take one last question please.

Balaji

……the number of seats. But recently the government announced that it has approved two of your projects. So what is this change in the equation? Headquarters number of seats being overtaken by Pune. It’s a relief? Because Bangalore is already choked?

Vishal Sikka

We are growing significantly in Bangalore. We are adding more space. We are in fact adding more land in Bangalore and so far Pune is geographically a very attractive place for many clients as well as for many of Infoscions. So this is a, I think, see-saw that we’ll see continuing but Bangalore actually continues to be an extremely attractive location not only for us obviously but also for our clients.

Kritika

Vishal, a quick question on your inorganic strategy. You, of course, have been focused on expanding through digital acquisition possibly in the future. But what traditional services continue to be an area of focus? And also I wanted to understand how would the pricing of digital contracts in the long-term pan out because we still don’t have as much clarity on exactly what is the kind of revenue base that comes in? What is the pricing structure that works in? How does that pan out over say 4 to 5 years?

Vishal Sikka

So maybe Ritika can talk about the inorganic strategy and Sandeep perhaps you can talk about digital?

Ritika Suri

Here we continue to see a lot of assets obviously in a lot of industry, not just for typical services. Obviously we have said that we are investing in automation and artificial intelligence, machine learning. So all these areas continue to be very interesting and attractive to us. In specific to your question, of course, services industry especially assets that help us be the next generation of software-led services are much more attractive. And then Sandeep if you want to answer the next?

Sandeep Dadlani

Sure. On pricing for digital contracts we have seen a steady movement from the old T&M contracts to fixed price contracts, to now business outcome type contracts. And the linkage of business outcomes is more towards sometimes the number of websites managed, the number of e-commerce transactions or purely the end-to-end customer experience that we are managing whether it is for a retailer or a bank or a B2B player.

Balaji

The clarification to demystify, like I don’t follow the technological aspects. You have given even your quotes also. Sir, could you tell the ratio what it would be keeping in view the target you have $80,000 per employee in 2020. How much would be actually the human intervention and then the automation there because you are improvising and then seeing that there is a lot of redundancy is gone and then lot of automation ensures that there is minimum intervention. Have you worked out that? Because you said inorganic you will grow so much, in organic you will grow so much, $16.5 will come from that, but from the human point of view this increasing will come because as automation and more software comes into the picture, there will be minimum intervention by these people or more levels being taken care of by the machines.

Vishal Sikka

So if you look at our Edge business with our Edge applications or Finacle there is an inherent non-linearity that is built into this model. Same applies to Panaya, to Skava, and especially to IIP because IIP actually is a platform. So in those areas, as the scale of the business grows the number of people does not grow linearly with that scale and, therefore, the revenue per employee ends up being dramatically higher. The second part of it is the role that automation plays in improving the productivity of employees in the traditional services, and this is an example that I have been giving, where instead of a certain number of people going into a project as a People only Project, People plus Software end up improving the productivity of the project, improving the margin of the project and, therefore, the revenue per employee in the company. So on the whole $80,000 is our target, our goal and this would mean basically adding 60% more efficiency over the next five years and we see evidence now based on the little projects that I have talked about in infrastructure or maybe Ravi can mention, we have seen some examples where there has been as much as 50% improvement, 17% to 50% effort savings in infrastructure management projects which we have already seen in Q2 in these projects that I talked about. So we have reason to believe that over time we can get there.

Balaji

……..

Vishal Sikka

Mr. Balaji that is always a reality of life.

Balaji

You are setting up benchmarks over time; the industry will catch-up with you.

Vishal Sikka

Yes, so therefore, good news is that human creativity and human ability to innovate has no limit so we continue to get better. Thank you very much.